MYLAN INC.
1500 CORPORATE DRIVE
CANONSBURG, PA 15317
724 514-1800
VIA EDGAR AND FEDERAL EXPRESS
June 7, 2010
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey Riedler, Assistant Director, Mail Stop 4720
Re:	Mylan Inc. Form 10-K Filed February 26, 2010 Definitive Proxy Statement Filed April 5, 2010 File No. 001-9114
Dear Mr. Riedler:
     We are in receipt of your letter to Mylan Inc. (the “Company”, “Mylan” or “us”) of May 25, 2010 (the “Commission Letter”) containing your comments regarding the above-referenced filings. The Company’s responses to the Commission Letter are set forth below. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Commission Letter.
Form 10-K for the year ended December 31, 2009
Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 66
Comment 1:   Please clarify the amount you would be required to pay if the Cash Convertible Notes were converted as of the end of the reporting period. It is unclear from the discussion on page 66 whether you would be required to pay $847.1 million, $410.6 million or some other amount.
Response:
At December 31, 2009, the $847.1 million represents the carrying value of the Cash Convertible Notes, which consists of the $575.0 million face amount, net of a discount of $138.5 million (which is the remaining value of the equity component of the instrument treated as original issue discount for accounting purposes), and the bifurcated conversion feature which has a fair value of $410.6 million. If a request for conversion with respect to the Cash Convertible Notes were received on December 31, 2009, the end of the reporting period, then the amount payable per $1,000 notional bond would be calculated as the product of (1) the Conversion Reference Rate and (2) the average Daily Volume Weighted Average Price per share of common stock for the Conversion Reference Period. The Conversion Reference Rate at December 31, 2009 was 75.0751. The Conversion Reference Period is the 40 consecutive trading days beginning on the third trading day following the request for conversion. For instance, the average Daily Volume Weighted Average Price per share for the trading period from January 6, 2010 to March 4, 2010 was $18.6265. Based upon this, the total amount payable would have been $804.1 million at December 31, 2009. Any cash payment above the principal amount of $575 million is matched by a purchased convertible note hedge, subject to counterparty risk.
Please note that, in future filings, beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2010, we will disclose information generally consistent with the following in MD&A and our long-term debt footnote:
The amount payable per $1,000 notional bond would be calculated as the product of (1) the conversion reference rate and (2) the average Daily Volume Weighted Average Price per share of common stock for a specified period following the conversion date.
Comment 2:   We note you filed Purchase Agreement relating to the Cash Convertible Notes. This agreement does not include the material terms of the Notes. Please file the Note agreement as an exhibit.
Response:
Please refer to the Indenture which was filed as Exhibit 4.1 to the Report on Form 8-K filed with the SEC on September 15, 2008, which contains the material terms of the Notes. This Indenture is incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as Exhibit 4.4 in Item 15.
Comment 3:   We note that the Cash Convertible Notes are currently convertible and your disclosure in the Note 11 to the financial statements that the conversion provisions are determined by: the market price of the Company’s stock; specified distributions to common shareholders; a fundamental change, as defined in the purchase agreement; or certain time periods specified in the purchase agreement. Please provide a more fulsome discussion of the triggering events.
Response:
Please note that, in future filings, beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2010, we will disclose information generally consistent with the following in our long-term debt footnote:
Holders may convert their notes subject to certain conversion provisions including (i) during any calendar quarter if the closing price of our common stock exceeds 130% of the respective conversion price per share during a defined period at the end of the previous quarter; (ii) during a defined period following five consecutive trading days in which the trading price per $1,000 principal amount was less than 98% of the product of the closing price of our common stock on such day and the applicable conversion reference rate; (iii) if we make specified distributions to holders of our common stock including sales of rights or common stock on a preferential basis, certain distribution of assets or other securities or rights to all holders of our common stock or certain transactions resulting in substantially all shares of our common stock being converted into cash, securities or other property; or (iv) upon a change of control or if our securities cease to be traded on a major US stock exchange.
Additionally, please note that, in future filings, beginning with our Quarterly Report on Form 10-Q for the three months ending June 30, 2010, we will disclose, in MD&A and our long-term debt footnote, information generally consistent with the following if a triggering event with respect to the Cash Convertible Notes has occurred as of the end of the reporting period (the new language to be added is in bold):
As of June 30, 2010, because the closing price of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day in the June 30, 2010 period, was more than 130% of the applicable conversion reference price of $13.32 at June 30, 2010, the $575.0 million of Cash Convertible Notes was currently convertible. Although the Company’s experience is that convertible debentures are not normally converted by investors until close to their maturity date, it is possible that debentures could be converted prior to their maturity date if, for example, a holder perceives the market for the debentures to be weaker than the market for the common stock. Upon an investor’s election to convert, the Company is required to pay the full conversion value in cash. The amount payable per $1,000 notional bond would be calculated as the product of (1) the conversion reference rate and (2) the average Daily Volume Weighted Average Price per share of common stock for a specified period following the conversion date. Any payment above the principal amount is matched by a convertible note hedge as described below.
Comment 4:   Additionally, we note that the initial conversion reference rate is 75.0751 shares per $1,000 principal amount, subject to adjustment. Please explain the circumstances under which the conversion rate adjusts and how it will adjust.
Response:
Please note that, in future filings, beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2010, we will disclose information generally consistent with the following in our long-term debt footnote (the new language to be added is in bold):

The Cash Convertible Notes have an initial conversion reference rate of 75.0751 shares of common stock per $1,000 principal amount (equivalent to an initial conversion reference price of $13.32 per share), subject to standard anti-dilution adjustments, with the principal amount and remainder payable in cash. These adjustments include stock splits, issuances of dividends, rights, warrants, other securities, indebtedness, other assets or property to all holders of our common stock, or other issuances to all holders of our common stock on a preferential basis, and are designed to protect the economic position of the note holder by restoring the value of the note from the impact of such dilutive transactions.
Schedule 14A
Consideration of Director Nominees, page 9
Comment 5:   Please expand your disclosure here to include whether the Governance and Nominating Committee considers diversity, and if so how, in identifying nominees for director. Refer to Item 402(c)(2)(vi) of Regulation S-K for guidance.
Response:
Please note that, as stated in our Definitive Proxy Statement filed April 5, 2010 (the “2010 proxy statement”), the Governance and Nominating Committee seeks nominees who, inter alia, are of the highest ethical character, share the values of the Company, have personal and/or professional reputations that are consistent with the image and reputation of the Company, have relevant expertise and experience and are able to offer advice and guidance to executive management, and have the ability to exercise sound business judgment. We believe that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities.
The Committee does not have a formal policy with respect to diversity. However, the Board and the Governance and Nominating Committee believe that it is important that, as applicable, Board members represent diverse viewpoints. The Company will include disclosure to that effect in its 2011 proxy statement.
Our Executive Compensation Program, page 22
Comment 6:   Please expand your base salary discussion to include the actual factors considered by the Compensation Committee for each named executive officer in determining the base salary increases awarded.
Response:
Please note that, as stated on page 22 of the 2010 proxy statement, marketplace practices, as modified by experience, tenure, internal equity considerations, individual executive performance and Company performance are the main factors considered for the base salary increases awarded to the named executive officers.
Specifically, for the increases described in the 2010 proxy statement, the August 2009 increases for Heather Bresch and Rajiv Malik were due principally to their promotions to the offices of President and Chief Operating Officer, respectively, in July 2009, and the additional responsibilities these executives would be assuming. The Committee considered market data received from its compensation consultant for the second and third highest paid executives in peer companies, and likewise considered, to a significant extent, the individual job performances of Ms. Bresch and Mr. Malik that warranted their promotions. With regard to the August 2009 increase in Chief Executive Officer Robert J. Coury’s base salary, the Committee specifically considered his leadership, performance and tenure and that Mr. Coury’s base salary had not been increased for the past several years, despite the Company’s recent global expansion and transformation into the world’s third largest generics and specialty pharmaceutical company under his stewardship.
For the increases for Ms. Bresch and Mr. Malik in March 2010, the Committee, as part of its ongoing commitment to ensure that compensation is competitive and in line with market practice, again reviewed market data from its compensation consultant for the second and third highest paid executives in the Company’s peer group, together with the recommended salary increases, with the 50th percentile being ideally where the Committee wanted the salaries to fall. The Committee also considered what the marketplace would require in terms of the replacement costs to retain a qualified individual to replace an executive, including that any such new executive would lack the critical knowledge base regarding the Company of the executive he or she would be replacing. In light of Ms. Bresch’s and Mr. Malik’s continued outstanding individual performance in continuing to transform the Company, the Committee approved the increases, noting, however, that such increases would bring the salaries for Ms. Bresch and Mr. Malik closer to, but still below, the 50th percentile. For the March 2010 salary increase for Senior Vice President, Chief Accounting Officer and Corporate Controller Daniel C. Rizzo, Jr., the Committee approved the increase in large part due to individual performance as well as the significant additional responsibilities he had assumed. The salary increase for Harry A. Korman, Mylan’s President, North America, was due primarily to individual performance.
The Company’s 2011 proxy statement will include more fulsome disclosure regarding factors considered in determining any applicable increases in base salary.
Comment 7:   Please expand your Short-Term Incentive Compensation disclosure to discuss the subjective factors such as, “an executive’s individual performance” considered by the Compensation Committee in determining the incentive awards for each named executive officer. Your discussion should more specifically explain how each additional factor was considered and how it impacted each executive officer’s incentive award.
Response:
The Company’s short-term incentive compensation consists of performance-based annual cash awards that are intended to qualify as “qualified performance-based compensation” under Section 162(m) of the Internal Revenue Code. The performance-based annual cash awards are equal to a set percentage of base salary, subject to the achievement of the formulaic performance goals. In accordance with Section 162(m), the Committee may not exercise discretion to increase the performance-based annual cash awards without disqualifying them as “qualified performance-based compensation”; only downward discretion may be exercised. As noted on page 23 of the 2010 proxy statement, in its deliberations, the Committee considered subjective factors such as an executive’s individual performance, duties and responsibilities; an executive’s leadership as demonstrated by contributions to the strategic development, governance and vision of the Company; the executives’ titles; the Company’s overall progress in reaching organizational development and growth; and the executive’s commitment to the Company’s overall business philosophy. Based on the Committee’s consideration of these factors, the Committee elected not to exercise any of its downward discretion and instead approved the payout of the performance-based annual cash awards at the levels yielded by the formulaic performance targets.
The Company’s 2011 proxy statement will include expanded disclosure regarding subjective factors considered in determining short-term compensation, as applicable.
Comment 8:   Please expand your Long-Term Incentive Compensation disclosure to identify each of the operational and financial measures that resulted in the performance-based RSUs. Additionally, advise us as to whether there was a goal relating to stock performance. Your discussion should address whether, and to what extent, the goals were achieved.
Response:
Please note that, as stated on page 22 of the 2010 proxy statement:
•	the 2009 award of performance-based RSUs would vest at the end of a three-year period (i.e., March 2012), assuming continued employment, based upon the achievement of targets for adjusted diluted earnings per share, regulatory submissions and synergies, each weighed one-third; and

•	the 2010 award of performance-based RSUs also would vest at the end of a three-year period (i.e., March 2013), assuming continued employment, based upon the achievement of a target for adjusted diluted earnings per share.
Consistent with the goals for the 2009 awards, no RSU performance goal for the 2010 awards relates directly to Company stock performance.
Because the Company first granted performance-based RSUs in March 2008 (which are also subject to three-year performance cliff vesting based on achievement of performance targets related to adjusted diluted earnings per share, regulatory submissions and synergies), no performance-based RSUs will be eligible to vest until March 2011. Please be advised that, therefore, the extent to which performance-based RSUs have been achieved will be discussed in future proxy statements.
Comment 9:   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:
Please be advised that the Compensation Committee and executive management have considered risks arising from the Company’s compensation policies and practices for its employees and have concluded that the compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. In connection with the Company’s adoption of performance-based compensation to incent employees, an important objective of the Committee was ensuring that none of the targets would pose excessive risk. For example, when the Compensation Committee determined to use earnings per share as a performance metric, it elected to use adjusted diluted earnings per share so that the metric would be a better reflection of the Company’s operational performance. Furthermore, the Company, over the years, has utilized synergies as a target to help to drive the integration of acquired companies and increase efficiencies. Lastly, the Company has used as metrics both regulatory submissions and product launches, each of which help to encourage long-term revenue growth. Additionally, employee compensation approved by the Compensation Committee and by executive management, as applicable, includes a mix of short- and long-term incentives as well as a mix of fixed and variable compensation. These factors, coupled with the frequent engagement by the Compensation Committee of outside advisors to help to assure balance and best practice, have made the Company confident that its policies and practices are not reasonably likely to have a material adverse effect on the Company.
Supplemental Disclosure
In addition, the Company hereby acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you require additional information or clarification after reviewing our letter, please feel free to contact me at (724) 514-1800 (phone), (724) 514-1880 (fax) or john.sheehan@mylan.com
Thank you.

Very truly yours,
/s/ John D. Sheehan
Executive Vice President and
Chief Financial Officer